

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Matthew Steele
Chief Executive Officer
Battalion Oil Corporation
Two Memorial City Plaza
820 Gessner Road, Suite 1100
Houston, Texas 77024

> **Re: Battalion Oil Corporation**
> **Schedule 13E-3 filed January 12, 2024**
> **File No. 005-79873**
> **Preliminary Proxy Statement filed January 12, 2024**
> **File No. 001-35467**

Dear Matthew Steele:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed January 12, 2024; PREM14A filed January 12, 2024

General

1. We note that each of Exhibits (b)(i) and (b)(ii) to the Schedule 13E-3 has been filed with the same corresponding note: "Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment." We have not yet received any such request for confidential treatment. Please provide such request promptly. Also, it does not appear that any material has been redacted from Exhibit (b)(1), though the schedule at the end of that exhibit is illegible. Please clarify.

2. Please revise to provide the disclosure required by Item 14(c)(1) of Schedule 14A, since financing does not appear to be assured, or tell us why you believe you are not required to do so. See Instruction 2(a) to Item 14 of Schedule 14A.

3.   Based on the disclosure in Item 13 of the Company's Schedule 13E-3, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c) of Regulation M-A.

4.   We note that you alternate between referring to "Oaktree Fund GPI, L.P." and "Oaktree Fund GP I, L.P.," both in the proxy statement and in the Schedule 13E-3. Please revise or advise.

Summary Term Sheet, page 1

5.   Please disclose any material provisions of the Stockholders' Agreement entered into on December 14, 2023, by and among Fury Resources, Inc. and the parties thereto. Refer to Item 5 of Schedule 13E-3 and Item 1005(e) of Regulation M-A.

6.   Refer to the disclosure on page 4 and page 55 regarding Houlihan Lokey's opinion. Please address in the proxy statement how any filing person relying on the Houlihan Lokey opinion was able to reach a fairness determination as to unaffiliated security holders given that the Houlihan Lokey fairness opinion addressed fairness with respect to "holders of Company common stock," rather than all security holders unaffiliated with the Company.

7.   Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require the subject company and affiliates filing the statement to state whether they believe that the Rule 13e-3 transaction is fair or unfair to *unaffiliated* security holders. We note your disclosure on page three and elsewhere in the proxy statement that the "Board, after considering the recommendation of the special committee, has unanimously [] determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to the stockholders of the Company and are in the best interests of the Company and the stockholders of the Company." Please conform the disclosure here and throughout the proxy statement to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is consistently directed, as required, at unaffiliated security holders. Refer also to Rule 13e-3(a)(4), which defines the term "unaffiliated security holder."

Cautionary Statement Concerning Forward-Looking Statements, page 17

8.   The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a going private

transaction. Therefore, please delete or revise the reference to the Act's safe harbor provisions found on page 17 of the proxy statement.

Parties to the Merger, page 18

9. We note the following disclosure on page 18: "Additional information about the Company and its subsidiaries is included in documents incorporated by reference into this proxy statement. See 'Where You Can Find More Information.'" If such statement is meant to satisfy the disclosure requirements of Item 1003(b) and (c) of Regulation M-A, pursuant to Item 3 of Schedule 13E-3, please *specifically* incorporate the information by reference. Refer to General Instruction E of Schedule 13E-3. Alternatively, please revise to provide the information required by Item 1003(b) and (c) of Regulation M-A for all filers. For example, disclose the information required by Item 1003(c)(2) with respect to Jonathan Barrett and the persons listed on page 106.

Background of the Merger, page 25

10. We note that Parent is a party to the Merger and that the Chief Executive Officer of Parent appears to be Richard Little, a former Chief Executive Officer of the Company. Please disclose when Parent hired Mr. Little, as well as any negotiations between Parent and Mr. Little regarding the Company prior to Mr. Little's resignation, or advise. Refer to Item 5 of Schedule 13E-3 and Item 1005(c) of Regulation M-A.

11. Refer to the previous comment. We note that Richard Little resigned as Chief Executive Officer of the Company after Ruckus executed a confidentiality agreement with the Company and was provided access to materials with respect to the Company in an online virtual data room. In this respect, please describe how you determined that Parent, Ruckus and Mr. Little are not affiliates engaged in the Rule 13e-3 transaction who should be identified as filing persons for purposes of Schedule 13E-3. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person(s) added in response to this comment.

12. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. We note the references to presentations by Houlihan Lokey during the course of entering into this transaction, including the references in this section to multiple meetings between November 21, 2022 and December 14, 2023. However, only two presentations, both from December 14, 2023, have been filed. To the extent that any reports are duplicative or are simply updates of earlier presentations, your disclosure may summarize the material differences only. For these and any other meetings between the Special Committee and its financial advisor, summarize the substance of the presentations or reports and file any written materials provided as exhibits to the Schedule 13E-3.

13.   Refer to your statement on page 34 that Abraham Mirman is the "President and Chief Executive Officer of Parent." We note, however, that Mr. Mirman signed the Indemnification Agreement as the Chief Financial Officer of Parent. Please revise or advise.

Recommendation of the Company Board of Directors; Reasons for the Merger, page 45

14.   Refer to the following disclosure on page 49: "The special committee and the Board believe that sufficient procedural safeguards were and are present to ensure the fairness of the Merger and to permit the special committee and the Board to represent effectively the interests of the unaffiliated stockholders. These procedural safeguards include the following: attention away from the Company's day-to-day business operations." Please revise to describe how "attention away from the Company's day-to-day business operations" relates to procedural safeguards.

15.   Please disclose whether any director dissented to or abstained from voting on the Rule 13e-3 transaction, identify the director and indicate the reasons for the dissent or abstention. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

Rollover Sellers Reasons for the Merger; Fairness, page 51

16.   Refer to your disclosure on page 52 that "[i]n its consideration of the fairness of the proposed going private transaction and the Merger, the Rollover Sellers did not find it practicable to, and did not … consider the impracticability of determining a liquidation value given the significant execution risk involved in any breakup of the Company." Please revise to clarify whether the Rollover Sellers considered liquidation value in determining the fairness of the transaction.

17.   We note your disclosure that "the Rollover Sellers believe that the going private transaction and the Merger is fair to the Company's unaffiliated stockholders on the basis of the factors described under 'Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Board; Fairness of the Merger [sic].'" Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Rollover Sellers adopted the Board and Special Committee's analyses and conclusions as their own. In addition, correct the cross reference to such analyses and conclusions. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Opinion of Houlihan Lokey Capital, Inc., page 55

18.   We note your disclosure on page 57 that "Houlihan Lokey's opinion was furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Merger

and may not be used for any other purpose without Houlihan Lokey's prior written consent." Please disclose in the Schedule 13E-3, if true, that Houlihan Lokey has consented to use of its materials in the filing.

19. Refer to the selected transactions on page 60 and 61. Please revise to disclose the data from each transaction that resulted in the multiples disclosed in the table on page 61 with respect to the Selected Transactions Analysis.

20. We note your disclosure that "Houlihan Lokey calculated implied premiums in select precedent transactions using each of the 1-day, 15-day and 30-day volume weighted average price." Revise to clarify that such precedent transactions are not the same transactions used in the Selected Transactions Analysis discussed on page 60 and 61 and to clarify why Houlihan Lokey chose to use a different set of transactions for the Premiums Paid Analysis.

21. Refer to the following statement on page 62 (emphasis added): "Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, certain potential transactions and the Merger and will receive a fee for such services in connection with the Merger which is currently estimated to be approximately *$5,500,000 million*…" Please revise or advise. In addition, this disclosure does not appear to be incorporated by reference into Item 10(c) of the Schedule 13E-3.

22. Refer to the comment above. Please revise to provide a reasonably itemized statement of all expenses incurred or estimated to be incurred, such as legal expenses, in connection with the transaction, or advise. Refer to Item 1007(c) of Regulation M-A and Item 10 of Schedule 13E-3.

Debt Financing, page 64

23. Please disclose any alternative financing arrangements or plans in the event the debt financing falls through. If none, so state. Refer to Item 10 of Schedule 13E-3 and Item 1007(b) of Regulation M-A.

Important Information Regarding the Company, page 103

24. We note your disclosure on page 104 of the net book value per share of Company common stock. Please disclose the effect of the transaction on the affiliated filers' interests in the net book value and net earnings of the Company in both dollar amounts and percentages. Refer to Item 7 of Schedule 13E-3, as well as Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Security Ownership of Certain Beneficial Owners and Management, page 116

25. Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3, such as the persons listed on page 106. See Item 1008(a) of

Regulation M-A and Item 11 of Schedule 13E-3.

Where You Can Find More Information, page 119

26.   Please note that forward incorporation by reference, as you attempt to do on page 119, is not permitted in connection with a Schedule 13E-3. Please revise.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or David Plattner at 202-551-8094.

                Sincerely,

                Division of Corporation Finance
                Office of Mergers & Acquisitions